3(13)

SECURITI  08030194 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8· 44131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___ January 1, 2007 AND ENDING ___ December 31, 2007
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRODSKY ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 South Orange Ave.
(No. and Street)

South Orange, NJ 07070 07079
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Grodsky   973-378-3886
                       (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph D. Kremer, C.P.A.
(Name — if individual, state last, first, middle name)

24 Chesley Road   Marstons Mills   MA   02648
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.


AB
3/17

OATH OR AFFIRMATION

I, _____ Sheldon Grodsky _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Grodsky Associates, Inc. _____, as of _____ December 31, _____, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ S hld G _____
Signature

President
Title

_____ Barbera Prnz _____
Notary BARBARA PRINZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 16, 2012

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

February 20, 2008

GRODSKY ASSOCIATES, INC.
76 South Orange Ave.
South Orange, NJ   07079

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Grodsky Associates, Inc. as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Joseph D. Kremer & Co.
Certified Public Accountants

JDK:lak

GRODSKY ASSOCIATES, INC.
FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets

Cash in Bank - Unrestricted	$ 2,314.74	
Cash in Money Market Account	4,770.02	
Cash Deposits at Clearing Broker	50,000.00	
Commissions Receivable	7,490.19	
Prepaid Expenses	802.51	
Total		$65,377.46

Fixed Assets

Office Fixtures and Equipment	54,956.86	
Accumulated Depreciation	54,956.86	
Net Fixed Assets		-0-

Other Assets

Security Deposits	1,772.50	
Loan Receivable	5,000.00	6,772.50
TOTAL ASSETS		72,149.96

LIABILITIES AND NET WORTH

Current Liabilities

Accrued Expenses	1,000.00	
Accrued Payroll	1,744.00	
Payroll Taxes Payable	-0-	
Federal Income Taxes Payable	1,650.00	
Total Liabilities		4,394.00

Net Worth

Common Stock - Issued and Outstanding	$ 1,290.00	
Paid-In Surplus	57,710.00	59,000.00
Retained Earnings		8,755.96
Total		67,755.96

TOTAL LIABILITIES AND NET WORTH		72,149.96

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

GRODSKY ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2007

Revenue

Interest and Dividends	$ 2,553.23	
Commissions and Other Income	348,410.48	
Total Revenue		$ 350,963.71
Operating Expenses		
Salary of Principal	46,000.00	
All Other Operating Expenses	288,990.97	
Total Operating Expenses		334,990.97
Profit From Operations		15,972.74
Less: Income Tax Expense		1,650.00
Net Profit		14,322.74

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

GRODSKY ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2007

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance - January 1, 2007	1,290	$1,290.00	$77,710.00	$(5,566.18)	$ 73,433.82
Additions During the Period	-0-	-0-	-0-	-0-	-0-
Subtractions During the Period	-0-	-0-	(20,000.00)	-0 -	(20,000.00)
Net Profit (Loss) for the Period				14,322.14	14,322.14
Balance - December 31, 2007	1,290	1,290.00	57,710.00	8,755.96	67,755.96

GRODSKY ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operations

Net Income (Loss) $ 14,322.74

Adjustments to Reconcile Net Income to
Net Cash Provided by Operations - Depreciation   -0-

Changes in Operating Assets and Liabilities
  Decrease (Increase) in Assets

Receivables	$ (5,480.48)	
Deposits at Clearing Broker	-0-	
Prepaid Expenses	(66.31)	(5,546.79)

Increase (Decrease) in Liabilities

Accrued Expenses	1,744.00	
Loan Payable	-0-	
Federal Income Tax Payble	1,650.00	3,394.00

Net Cash Provided by Operations   12,169.95

Cash Flows from Investing Activities

(Increase) to Trading and Investment Account	$ -0-	
Additions to Fixed Assets	$ -0-	
Decrease in Paid-in Surplus	20,000.00	20,000.00

Net Increase (Decrease) in Cash and Cash Equivalents   (7,830.05)

Cash and Cash Equivalents - Beginning*   14,914.81

Cash and Cash Equivalents - Ending*   7,084.76

* Note - The company considers "Cash in Money Market Account" as a Cash Equivalent

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

GRODSKY ASSOCIATES, INC.

DECEMBER 31, 2007

NOTE A   **Summary of Significant Accounting Policies**

Grodsky Associates, Inc. is engaged in the securities business, operating one office in South Orange, New Jersey

1. Method of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting. Revenue is recognized at the time a transaction is made. The Company operates under a clearing agreement with a member firm of the New York Stock Exchange.

2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Office Fixtures and Equipment and Depreciation

Office fixtures and equipment is carried at cost and has been written off under Section 179 of the Internal Revenue Code. Depreciation for 2007 amounted to $-0-.

4. Income Taxes

The Company calculates it's taxable income on the same basis as it's book income. The Company has no deferred income tax liability

5. Concentration of Risk

There are no concentration of risk issues.

NOTE B   Long-Term Leases

The Company occupies premises at 76 South Orange Ave. in South Orange, New Jersey under a lease that expires on October 31, 2008. Rental obligations for the three years ending after December 31, 2007 are as follows:

Year Ended December 31, 2008	$16,254.70
Year Ended December 31, 2009	$ -0-
Year Ended December 31, 2010	$ -0-

Management anticipates renewing the lease will not be a problem.

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

February 8, 2008

Board of Directors
Grodsky Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Grodsky Associates, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net c capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

evolution of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph D. Kremer & Co.
Marstons Mills, Massachusetts

JDK:lak

GRODSKY ASSOCIATES, INC.
NET CAPITAL
DECEMBER 31, 2007

Assets - Allowable

Cash in Bank - Unrestricted	$ 2,314.74	
Cash in Money Market Account	4,770.02	
Due from Clearing - Commissions	7,490.19	
Due from Clearing Deposits	50,081.22	
Other Assets	7,575.01	
Total Assets		$72,149.96

Deductions

Liabilities	4,394.00	
Unallowable Assets	7,575.01	
Haircuts	95.40	
Total Deductions		12,064.41
Net Capital		60,085.55
Net Capital Requirement		25,000.00
Excess Net Capital		35,085.55

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

JOSEPH D. KREMER & CO.

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

February 20, 2008

GRODSKY ASSOCIATES, INC.
76 South Orange Ave.
South Orange, NJ 07079

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve Requirements", and find no material differences.

Joseph D. Kremer
Certified Public Accountant

JDK:lak

GRODSKY ASSOCIATES, INC.

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007

The Company, as an Introducing Broker-Dealer, claims exemption from Rule 15c3-3 under Section K (2) (b) of such Rule.

The company is a member of SIPC and has filed the required SIPC Report and paid the assessment required thereon.

Under NASD Notice to Members 89-25, the Company claims waiver of the preparation of the Supplemental Accountant's Report regarding SIPC membership.

The Company has conformed with minmum standards as required under the AML Compliance Program.

END

